UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES EXCHANGE ACT OF 1934
Release No. 58749/ October 8, 2008

ADMINISTRATIVE PROCEEDING
File No. 3-13218

In the Matter of :	
:	
FAR EAST VENTURES TRADING CO. :	ORDER MAKING FINDINGS AND
(f/k/a NICO TELECOM, INC.), :	REVOKING REGISTRATIONS
ULTIMATE VENTURES I, INC., :	BY DEFAULT
ULTIMATE VENTURES II, INC., :	
ULTIMATE VENTURES III, INC., :	
ULTIMATE VENTURES IV, INC., and :	
ULTIMATE VENTURES V, INC. :	

SUMMARY

This Order revokes the registrations of registered securities of Respondents Far East Ventures Trading Co. (f/k/a Nico Telecom, Inc.), Ultimate Ventures I, Inc., Ultimate Ventures II, Inc., Ultimate Ventures III, Inc., Ultimate Ventures IV, Inc., and Ultimate Ventures V, Inc. (collectively, Respondents). The revocation is based on Respondents' repeated failure to file required periodic reports with the Securities and Exchange Commission (Commission).

I. BACKGROUND

The Commission initiated this proceeding on September 18, 2008, with an Order Instituting Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that each Respondent is a corporation with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and that each has repeatedly failed to file with the Commission annual and quarterly reports in compliance with the Exchange Act. All Respondents were served with the OIP in accordance with 17 C.F.R. § 201.141(a)(2)(ii) by September 24, 2008.[1] To date, none of the Respondents has filed an Answer to the OIP, due ten days after service. See OIP at 3; 17 C.F.R. § 201.220(b). Thus, Respondents have failed to answer or otherwise to defend the proceeding within the meaning of 17 C.F.R. § 201.155(a)(2). Accordingly, Respondents are in default, and the undersigned finds that the allegations in the OIP

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[1] All Respondents were served with the OIP by USPS Express Mail delivery or attempted delivery at "the most recent address shown on [each] entity's most recent filing with the Commission." 17 C.F.R. § 201.141(a)(2)(ii).

are true as to them. See OIP at 3-4; 17 C.F.R. §§ 201.155(a), .220(f). Official notice has been taken of the Commission's public official records concerning Respondents, pursuant to 17 C.F.R. § 201.323.

II. FINDINGS OF FACT

Far East Ventures Trading Co. (f/k/a Nico Telecom, Inc.), CIK No. 1067981,[2] is a Nevada corporation located in Miami, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB[3] for the period ended September 30, 2000, which reported a net loss of $2.3 million for the prior three months.

Ultimate Ventures I, Inc., CIK No. 1107657, is a revoked Nevada corporation located in Las Vegas, Nevada, with classes of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended March 31, 2000, which reported no assets. The company's fiscal year ends March 31, so it should have filed an annual report on Form 10-KSB for the year ended March 31, 2000, rather than a quarterly report.

Ultimate Ventures II, Inc., CIK No. 1107658, is a revoked Nevada corporation located in Las Vegas, Nevada, with classes of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended March 31, 2000, which reported no assets. The company's fiscal year ends March 31, so it should have filed an annual report on Form 10-KSB for the year ended March 31, 2000, rather than a quarterly report.

Ultimate Ventures III, Inc., CIK No. 1107659, is a revoked Nevada corporation located in Las Vegas, Nevada, with classes of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended March 31, 2000, which reported no assets. The company's fiscal year ends March 31, so it should have filed an annual report on Form 10-KSB for the year ended March 31, 2000, rather than a quarterly report.

Ultimate Ventures IV, Inc., CIK No. 1107660, is a revoked Nevada corporation located in Las Vegas, Nevada, with classes of securities registered with the Commission pursuant to

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[2] The CIK number is a unique identifier for each corporation in the Commission's EDGAR database. The user can retrieve filings of a corporation by using its CIK number.

[3] Forms 10-KSB and 10-QSB may be filed, in lieu of Forms 10-K and 10-Q, by a company that is a "small business issuer." See 17 C.F.R. § 228.10(a)(1); see generally 17 C.F.R. §§ 228.10-.703 (Regulation S-B) (setting forth disclosure requirements for small business issuers).

Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended March 31, 2000, which reported no assets. The company's fiscal year ends March 31, so it should have filed an annual report on Form 10-KSB for the year ended March 31, 2000, rather than a quarterly report.

Ultimate Ventures V, Inc., CIK No. 1107661, is a revoked Nevada corporation located in Las Vegas, Nevada, with classes of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended March 31, 2000, which reported no assets. The company's fiscal year ends March 31, so it should have filed an annual report on Form 10-KSB for the year ended March 31, 2000, rather than a quarterly report.

III. CONCLUSIONS OF LAW

By failing to file required annual and quarterly reports, Respondents violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

IV. SANCTION

Revocation of the registrations of the securities of Respondents will serve the public interest and the protection of investors, pursuant to Section 12(j) of the Exchange Act. Revocation will help ensure that the corporate shell is not later put to an illicit use involving publicly traded securities manipulated to the detriment of market participants. Further, revocation accords with Commission sanction considerations set forth in Gateway Int'l Holdings, Inc., 88 SEC Docket 430, 438-39 (May 31, 2006) (citing Steadman v. SEC, 603 F.2d 1126, 1139-40 (5th Cir. 1979)), and with the sanctions imposed in similar cases in which corporations violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 by failing to file required annual and quarterly reports. See Eagletech Commc'ns, Inc., 88 SEC Docket 1225 (July 5, 2006); Neurotech Dev. Corp., 84 SEC Docket 3938 (A.L.J. Mar. 1, 2005); Hamilton Bancorp, Inc., 79 SEC Docket 2680 (A.L.J. Feb. 24, 2003); WSF Corp., 77 SEC Docket 1831 (A.L.J. May 8, 2002). Respondents' violations were recurrent, egregious, and deprived the investing public of current and accurate financial information on which to make informed decisions.

Failure to file periodic reports violates a crucial provision of the Exchange Act. The purpose of the periodic reporting requirements is to publicly disclose current, accurate financial information about an issuer so that investors may make informed decisions:

> The reporting requirements of the Securities Exchange Act of 1934 is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history); accord e-Smart Techs., Inc., 57 S.E.C. 964, 968-69 (2004). The Commission has warned that "many publicly traded companies that fail to file on a timely basis are 'shell companies' and, as such, attractive vehicles for fraudulent stock manipulation schemes." <u>e-Smart Techs., Inc.</u>, 57 S.E.C. at 968-69 n.14.

V. ORDER

IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78l(j):

the REGISTRATION of the registered securities of Far East Ventures Trading Co. (f/k/a Nico Telecom, Inc.) is REVOKED;

the REGISTRATION of the registered securities of Ultimate Ventures I, Inc., is REVOKED;

the REGISTRATION of the registered securities of Ultimate Ventures II, Inc., is REVOKED;

the REGISTRATION of the registered securities of Ultimate Ventures III, Inc., is REVOKED;

the REGISTRATION of the registered securities of Ultimate Ventures IV, Inc., is REVOKED; and

the REGISTRATION of the registered securities of Ultimate Ventures V, Inc., is REVOKED.

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Carol Fox Foelak
Administrative Law Judge